                                                                     EXHIBIT 2.1
                                                                     -----------

                      SHARE FOR SHARE EXCHANGE AGREEMENT



BETWEEN:       (1)  K.U. LEUVEN, an entity ("een instelling sui generis")
                    organized and existing under the laws of Belgium, having its registered office at Oude Markt 13, 3000 Leuven, Belgium,

               (2) Dr. DIRK CALLAERTS, residing at Hoevestraat 13, 3110 Rotselaar, Belgium,

               (3) JAN DECALUWE, residing at Klein Begijnhof 9, 3000 Leuven, Belgium,

               (4) Dr. IVO VANDEWEERD, residing at Vuurkruisenlaan 1, 3500 Hasselt, Belgium,

               (5) JAN ZEGERS, residing at Grote Molenweg 89, 3020 Herent, Belgium,

               (6) V.I.V. (VLAAMSE INVESTERINGSVENNOOTSCHAP N.V.), a company organized and existing under the laws of Belgium, having its registered office at 2A Bollebergen, 9052 Zwijnaarde, Belgium,

               (7) Dr. JOS VERJANS, residing at Leming 99, 3220 Holsbeek, Belgium, being all represented for the purposes of this Agreement by Ivo Vandeweerd, as their duly appointed attorney-in-fact, hereinafter collectively referred to as the "Sellers";

AND:           (8)  TRANSWITCH CORPORATION, a company organized and existing under the laws of the State of Delaware, having its main place of business at 3 Enterprise Drive, Shelton, CT 06484,
                    U.S.A.,

                    represented for the purposes of this Agreement by Robert Pico, as its duly appointed attorney-in-fact,

                    hereinafter referred to as the "Purchaser";

WHEREAS:

1. The Sellers as a group own 1,604 shares in EASICS, a company organized and existing under the laws of Belgium, having its registered office at 86 Interleuvenlaan, 3001 Leuven, Belgium (hereinafter referred to as the "Company").

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2.   The Purchaser is a US company specialized in the design and sale of semiconductors which has an interest in expanding its European design resources.

3. The Sellers wish to sell to the Purchaser and the Purchaser wishes to purchase from the Sellers all of their shares in the Company, being all of the Company issued shares, upon the terms and subject to the conditions set forth in this Agreement.

4. The Purchaser has been a customer of the Company since the Company was founded in 1992. Representatives of the Purchaser met with Company management at an off-site location in Brussels to conduct a limited due diligence review during the month of March 2000.

NOW, THEREFORE, the parties have agreed as follows:

1    Definitions and Interpretation

1.1  Definitions

     1.1.1 For the purposes of this Agreement, the following terms shall have the meanings specified or referred to in this Clause 1.1.1:

               "Affiliated Company" means an affiliated company ("verbonden onderneming") as defined in the Royal Decree of October 8, 1976 on Annual Accounts of Companies, as amended.

               "Agreement" means this share for share exchange agreement between the Sellers and the Purchaser.

               "Annual Accounts" means the Company's audited annual accounts for the business year ended on March 31, 1999, as contained in Disclosure Schedule 12.1.
               ------------------------

               "Belgian Company Laws" means the "gecoordineerde wetten op de handelsvennootschappen" co-odinated on November 30, 1935.

               "Beneficiary" means the Purchaser or the Company as set out in Clause 7.1.1.

               "Closing" means the transfer of ownership of the Shares pursuant to Clause 4.1 and completion of the Sellers' Closing Actions and the Purchaser's Closing Actions pursuant to Clauses 4.3 and 4.4, respectively.

               "Closing Actions" means the Sellers' Closing Actions and the Purchaser's Closing Actions.

               "Closing Date" means the date of execution of this Agreement.

               "Company" means EASICS N.V., as referred to in the first recital.

               "Disclosure Schedules" means the Schedules to this Agreement disclosing:

               (i) information constituting exceptions to or qualifying the Representations; and

               (ii)  details of other matters referred to in this Agreement.

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               "Interim Accounts" means the Company's unaudited accounts for the business year ended on March 31, 2000, as contained in Disclosure
                                                                      ----------
               Schedule 12.1.
               -------------

               "Loss" has the meaning set out in Clause 7.1.1.

               "Managing Sellers" refers to Messrs. Callaerts, Decaluwe, Vandeweerd and Zegers.

               "Non-Compete Period" has the meaning set out in Clause 8.4.1.

               "Non-Solicitation Period" has the meaning set out in Clause
               8.4.3.

               "Parties" means the Sellers (as a group) and the Purchaser (each of them being referred to individually as a "Party").

               "Purchase Price" means the aggregate price for the Shares as defined in Clause 3.1.

               "Purchaser's Closing Actions" means the actions to be taken by the Purchaser on the Closing Date, as set out in Clause 4.4.

               "Purchaser's Representations" means the representations made by the Purchaser pursuant to Schedule 6.
                                         ----------

               "Sellers' Representations" means the representations made by the Sellers pursuant to Schedule 5.
                                   ----------

               "Sellers' Closing Actions" means the actions to be taken by the Sellers on the Closing Date, as set out in Clause 4.3.

               "Shares" means the 1,604 shares in the Company which are being sold by the Sellers to the Purchaser under this Agreement, as referred to in Clause 2.1.

               "Third Party Claim" has the meaning set out in Clause 7.5.1.

               "TranSwitch Common Stock" means the common stock, USD 0.001 par value per share, of TranSwitch Corporation.

     1.1.2 Whenever a Sellers' Representation is made "to the Sellers' Knowledge" or is qualified by any similar expression:

               (i) reference is made not only to the knowledge or substantial and reasonable belief of any of the Sellers, but also to that of any current director or executive officer ("directeur") of the Company; and

               (ii)  the Sellers (and the other persons referred to in paragraph
                     (i) above) shall be deemed to have knowledge of any fact that a reasonable person placed in the same circumstances would be expected to know as a result of the conduct of his business responsibilities, without having conducted any special investigation of the matters referred to in the relevant Sellers' Representation, other than such investigations that a reasonable person would be required to conduct in discharging his business responsibilities.

     1.1.3 For all purposes of this Agreement (and not only for the purposes of the Sellers' Representations), a legal entity (including any of the Parties as applicable) shall be deemed to have knowledge of a particular fact if any current or former director or executive

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                                      -3-
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               officer ("directeur") of such legal entity has, or at any time during their investment in the Company had, actual knowledge of such fact.

     1.1.4     Unless otherwise defined herein:

               (i) any action, fact or event shall be deemed to be "Material" if it involves or may reasonably be expected to involve an aggregate obligation or liability (of any nature whatsoever) in excess of BEF 2,000,000, for the individual or legal entity concerned; and

               (ii) any agreement to which any individual or legal entity
                    (including in particular the Company) is a party or any commitment undertaken by such person shall be deemed to be "Material" if (a) it involves or may reasonably be expected to involve an aggregate obligation or liability (of any nature whatsoever) for such person in excess of BEF 2,000,000, or if (b) it is not capable of being terminated by such person without compensation at any time with less than three month's notice.

     1.1.5 Unless otherwise provided herein, an action or transaction taken or entered into by a legal entity (including in particular the Company) shall be deemed to have been taken or entered into in the "Ordinary Course of Business" only if such action or transaction falls within the scope of customary operational activities of such company.

1.2  Interpretation

     1.2.1 The titles and headings included in this Agreement are for convenience only and do not express in any way the intended understanding of the Parties. They shall not be taken into account in the interpretation of the provisions of this Agreement.

     1.2.2 The Schedules and Disclosure Schedules to this Agreement form an integral part thereof and any reference to this Agreement includes the Schedules and the Disclosure Schedules and vice versa.

     1.2.3 The original version of this Agreement has been drafted in English. Should this Agreement be translated into Dutch or any other language, the English version shall prevail among the Parties to the fullest extent permitted by Belgian law, provided, however, that whenever Dutch translations of certain words or expressions are contained in the original English version of this Agreement, such translations shall be conclusive in determining the Belgian legal concept(s) to which the Parties intended to refer.

     1.2.4 When using the expressions "shall use its best efforts" or "shall use its best endeavors" (or any similar expression or any derivation thereof) in this Agreement, the Parties intend to refer to the Belgian law concept of "middelenverbintenis".

     1.2.5 When using the words "shall cause" or "shall procure that" (or any similar expression or any derivation thereof), the Parties intend to refer to the Belgian law concept of "sterkmaking".

     1.2.6 The words "herein", "hereof", "hereunder", hereby", "hereto", "herewith" and words of similar import shall refer to this Agreement as a whole and not to any particular clause, paragraph or other subdivision.

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     1.2.7     The words "include", "includes", including" and all forms and derivations thereof shall mean including but not limited to.

     1.2.8 All terms defined in this Agreement shall have the same meaning regardless of whether they are used in the singular or plural number.

     1.2.9 For the calculation of a period of time, such period shall start the day following the day on which the event triggering such period of time has occurred. The expiry date shall be included in the period of time. If the expiry date is a Saturday, a Sunday or a bank holiday in Belgium, the expiry date shall be postponed until the next business day in Belgium. Unless otherwise provided herein, all periods of time shall be calculated in calendar days.

     1.2.10 Unless otherwise provided herein, all references to a fixed time of a day shall mean Brussels time.

2    Sale and Purchase of the Shares

2.1  The Shares

     2.1.1 Subject to the terms and conditions of this Agreement, each of the Sellers hereby sells to the Purchaser such number of shares in the Company as set out in Clause 2.1.2, and the Purchaser hereby purchases all of these shares from the Sellers.

     2.1.2     The Shares are divided as follows:

               (i)    348 registered shares, owned by K.U. Leuven;

               (ii)   238 registered shares, owned by Dr. Dirk Callaerts;

               (iii)  238 registered shares, owned by Jan Decaluwe;

               (iv)   238 registered shares, owned by Dr. Ivo Vandeweerd;

               (v)    238 registered shares, owned by Jan Zegers;

               (vi)   160 registered shares, owned by V.I.V.; and

               (vii)  144 registered shares, owned by Dr. Jos Verjans.

     2.1.3 The ownership of the Shares shall be transferred to the Purchaser on the Closing Date, upon execution of the transfer instructions referred to in Clause 3.2.4.

     2.1.4 On the Closing Date, the Purchaser shall acquire the Shares free and clear of all pledges, security interests, usufructs ("vruchtgebruik"), options or third party rights of any kind.

     2.1.5 The sale contemplated hereunder is indivisible and it shall be valid only if it applies to all of the Shares. No partial enforcement of this Agreement shall be allowed.

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2.2  Rights Attaching to the Shares (Dividend Rights)

     The Shares shall be sold together with all rights and advantages attaching thereto, including the right to the full amount of all dividends which might be allocated to the Shares for the current business year (which started on April 1, 2000) and for the business year ended March 31, 2000.

2.3  Preemption Rights

     Each of the Sellers hereby waives irrevocably any and all rights of preemption over the Shares conferred to them either by virtue of the Articles of Association of the Company or any agreement (including any shareholders' agreement).

3    Purchase Price

3.1  Aggregate Purchase Price

     3.1.1 The aggregate purchase price for the Shares shall be a number of shares of TranSwitch Common Stock equal to the quotient of USD 20,000,000 less all costs described in Clause 3.1.2, divided by the average closing price of the TranSwitch Common Stock as reported on the NASDAQ National Market during the twenty trading days ending on the second trading day preceding the Closing Date (the "Purchase Price") (i.e., 252,691 shares of TranSwitch Common Stock and a cash payment of USD 610.08 instead of fractional shares). Set out in Schedule 3.1.1(i) is the calculation of the
                                   -----------------
               average closing price of the TranSwitch Common Stock. Set out in
               Schedule 3.1.1(ii) is the allocation of the aggregate Purchase
               ------------------
               Price among the Sellers.

     3.1.2 The costs taken into account for the purposes of Clause 3.1.1 are all those accounting, legal, investment banking and other costs and expenses connected with the transactions contemplated hereunder that have been or will be charged to the Company (i.e., USD 236,430).

3.2  Payment of the Purchase Price

     3.2.1 Subject to the provisions of Clause 3.2.2, payment of the Purchase Price shall be made as follows:

               (i) 90% of the total number of shares of TranSwitch Common Stock to be issued to the Sellers on the Closing Date shall be delivered to the Sellers within three to five business days following the Closing Date; and

               (ii) 10% of the total number of shares of TranSwitch Common Stock to be issued to the Sellers on the Closing Date shall be held in escrow as described in Clause 3.3.

     3.2.2 The number of shares of TranSwitch Common Stock specified in Clause 3.2.1 shall be appropriately adjusted for any stock split, reverse split, stock dividend, reorganization, recapitalization or other like change with respect to the TranSwitch Common Stock occurring after the date of this Agreement.

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     3.2.3     The shares of TranSwitch Common Stock shall be allocated among the Sellers pro rata the respective number of Shares sold by each of them hereunder, according to Schedule 3.1.1(ii).
                                               ------------------

     3.2.4 On the Closing Date, the Purchaser shall deliver to the Sellers a copy of the irrevocable letter of instruction to the Purchaser's stock transfer agent instructing it to deliver to each of the Sellers such number of shares of TranSwitch Common Stock to be issued to each of them pursuant to this Agreement, within three to five business days following the Closing Date. Notwithstanding the foregoing, the ownership of all of the shares of TranSwitch Common Stock to be issued to the Sellers shall be transferred to the Sellers on the Closing Date.

3.3  Escrow

     In order to secure payment of any amount that might be due by the Sellers to the Purchaser under Clause 7 or any other provision of this Agreement, 10% of the total number of shares of TranSwitch Common Stock issued to the Sellers pursuant to this Agreement will be held in escrow, in accordance with the Escrow Agreement to be executed on the Closing Date.

3.4  Selling Restrictions on the Shares of TranSwitch Common Stock

     Each of the Sellers undertakes not to resell any of the shares of TranSwitch Common Stock unless (i) in accordance with the provisions promulgated by the United States Securities and Exchange Commission pursuant to the Securities Act of 1933 as amended, (ii) pursuant to an effective registration under the Securities Act of 1933, or (iii) pursuant to an available exemption from registration under the Securities Act of 1933; and otherwise in accordance with this Agreement.

3.5  Accounting Treatment

     The Parties agree that the transaction contemplated hereunder is intended to be accounted for on the "pooling-of-interests" method under the requirements of Opinion No. 16 (Business Combinations) of the Accounting Principles Board and the related interpretations of the American Institute of Certified Public Accountants (APB No. 16) as amended by Statements of the Financial Accounting Standards Board.

4    Closing

4.1  Date and Place

     The transfer of ownership of the Shares to the Purchaser (the "Closing") shall take place at the offices of Dieux, Geens & Vennoten, Brussels, Belgium on the date of execution of this Agreement (the "Closing Date").

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4.2  Pre-Closing Actions

     The Purchaser acknowledges that each of the following actions has been completed prior to the execution of this Agreement:

     4.2.1 The Purchaser has received a copy of final invoices, or confirmation of final amounts of fees and expenses, for the costs as referred to in Clause 3.1.2.

     4.2.2 The Purchaser has received a letter from the Purchaser's accountants confirming that the sale of the Shares contemplated in this Agreement will be accounted for as pooling-of-interests.

     4.2.3 This Agreement has been approved by the Purchaser's Board of Directors.

     4.2.4 The Purchaser has delivered to the Sellers a copy of the Purchaser's Stock Option Plan.

4.3  Obligations of the Sellers on the Closing Date

     On the Closing Date, the Sellers shall do all of the following (the "Sellers' Closing Actions"):

     4.3.1 each Seller or a duly authorized attorney-in-fact of each Seller shall record the transfer of the Shares owned by such Seller to the Purchaser in the Company's share register, and shall sign the Company's share register to that effect;

     4.3.2     the Sellers shall deliver to the Purchaser:

               (i) executed copies of the Escrow Agreement as referred to in Clause 3.3;

               (ii)   executed copies of the Registration Rights Agreement;

               (iii) a letter from the Sellers' accountants confirming that the sale of the Shares contemplated in this Agreement will be accounted for as pooling-of-interests;

               (iv)   executed copies of Sellers' releases;

               (v) letters of resignation of all of the directors of the Company;

               (vi) copies of the Amendment to their Employment Agreement executed by each of the Company's employees; and

               (vii) an opinion from Sellers' legal counsel confirming that the Company does not comply with minimum requirements for a HSR filing in the U.S.

     4.3.3 each of the Managing Sellers shall deliver to the Purchaser executed copies of his Employment Agreement.

4.4  Obligations of the Purchaser on the Closing Date

     On the Closing Date, the Purchaser shall do all of the following (the "Purchaser's Closing Actions"):

     4.4.1 the Purchaser shall deliver to the Sellers the irrevocable letter of instruction to the Purchaser's stock transfer agent, as referred to in Clause 3.2.4;

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     4.4.2     the Purchaser or a duly authorized attorney-in-fact of the
               Purchaser shall sign the Company's share register to accept transfer of the Shares from the Sellers;

     4.4.3     the Purchaser shall deliver to each of the Sellers:

               (i) executed copies of the Escrow Agreement as referred to in Clause 3.3;

               (ii)   executed copies of the Registration Rights Agreement;

               (iii)  a receipt for the Shares, in the form attached as Schedule
                                                                        --------
                      4.5;
                      ---

     4.4.4 the Purchaser shall hold an Extraordinary General Meeting of the Company having the agenda set out below, and shall adopt resolutions approving each item on such agenda:

               (i) acknowledgement of the resignation of all of the directors of the Company; and

               (ii)   appointment of new directors of the Company.

4.5  Post-Closing Delivery of the Sellers

     Promptly upon receiving the shares of TranSwitch Common Stock in accordance with Clause 3.2.1(i), the Sellers shall deliver to the Purchaser a receipt for such shares in the form attached as Schedule 4.5.
                                             ------------

5    Representations of the Sellers

5.1  General Principles

     5.1.1 The Sellers jointly and severally represent to the Purchaser as of the date of this Agreement that the representations set out in
               Schedule 5 (the "Sellers' Representations") are true, accurate
               ----------
               and complete.

     5.1.2 Each of the Sellers' Representations shall be separate and independent and shall not be limited by reference to any other provision of Schedule 5.
                            ----------

5.2  Sellers' Disclosures

     The contents and scope of any Sellers' Representation shall be limited only by:

     5.2.1 those matters which are set out in the Clause containing such Sellers' Representation; and

     5.2.2 the information which is disclosed and the documents which are contained in any of the Disclosure Schedules.

6    Representations of the Purchaser

     6.1.1 The Purchaser represents to each of the Sellers as of the date of this Agreement that the representations set out in Schedule 6
                                                                  ----------
               (the "Purchaser's Representations") are true, accurate and complete.

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     6.1.2     Each of the Purchaser's Representations shall be separate and independent and shall not be limited by reference to any other provision of Schedule 6.
                            -----------

7    Indemnification

7.1  General Principles

     7.1.1     General Indemnification Obligations of the Sellers

               Subject to the limitations and other conditions set out in this Clause 7, the Sellers jointly and severally agree and undertake to indemnify the Purchaser or, if the Purchaser so chooses, the Company (a "Beneficiary" and together with the Purchaser, the "Beneficiaries") for any damage (including connected expenses), loss, liability, debt, penalty or payment incurred, borne or made by the Purchaser or the Company (a "Loss") which would not have been incurred, borne or made by them if every Sellers' Representation had been true, accurate and complete.

     7.1.2     General Indemnification Obligations of the Purchaser

               Subject to the limitations and other conditions set out in this Clause 7, the Purchaser agrees and undertakes to indemnify the Sellers for any Loss which would not have been incurred by them if every Purchaser's Representation had been true, accurate and complete.

     7.1.3     Computation of Losses incurred by the Purchaser

               For the purposes of this Clause 7, any Loss incurred by the Company shall be deemed to be incurred by the Purchaser in the same amount unless the Purchaser establishes that it has suffered a higher Loss (it being understood that there can be only one Beneficiary for any particular Loss).

     7.1.4     Nature of any Payment to Purchaser

               Any amount paid by the Sellers to the Purchaser under this Clause 7 shall constitute a reduction of the Purchase Price.

     7.1.5     Tax Gross-Up

               If any tax authority imposes on the Beneficiary a tax on any amount paid to the Beneficiary under this Clause 7, then the amount payable by the Sellers shall be grossed up by such amount as will ensure that after payment of such tax there shall be left a sum equal to the amount which would otherwise be payable under this Agreement.

     7.1.6     Assignment of Sellers' Warranty to Third Parties

               Any person to whom the Purchaser would transfer any or all of the Shares is hereby constituted a third party beneficiary pursuant to Article 1121 of the Belgian Civil Code

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                                      -10-
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               ("beding ten behoeve van een derde") for the purposes of this
               Clause 7. Accordingly, such transferee shall be entitled to bring any claim under this Clause 7 against the Sellers directly.

     7.1.7     Company as Third Party Beneficiary

               The Company is hereby constituted a third party beneficiary pursuant to Article 1121 of the Belgian Civil Code ("beding ten behoeve van een derde") for the purposes of this Clause 7.

7.2  Limitation of Sellers' Liability

     7.2.1     Time Limitations

               The Sellers shall not be liable under this Clause 7 in respect of any claim unless a notice of the claim is given by the Purchaser to the Sellers that satisfies the requirements of Section 2 of the Escrow Agreement within the earlier of (i) one year following the Closing Date or (ii) the date on which KPMG shall have delivered to the Purchaser the audited consolidated financial statements of the Purchaser for the year ending December 31, 2000.

     7.2.2     Minimum Claims

               (i) The Sellers shall not be liable under this Clause 7 in respect of any claim arising from any single circumstance where the amount of the Loss does not exceed BEF 1,000,000.

               (ii) For the purposes of this Clause 7.2.2, claims based on similar legal grounds shall be aggregated.

               (iii) Where the amount of the Loss exceeds BEF 1,000,000, subject as provided elsewhere in this Clause 7.2 (and in particular subject to Clause 7.2.3), the total amount of the Loss shall be recoverable from the Sellers.

     7.2.3     Aggregate Minimum Claims

               (i) The Sellers shall not be liable under this Clause 7 in respect of any claim unless the aggregate amount of the Losses for which the Sellers would otherwise be liable (disregarding the provisions of this Clause 7.2.3) exceeds BEF 5,000,000.

               (ii) Where the aggregate amount of the Losses exceeds BEF 5,000,000, subject as provided elsewhere in this Clause 7.2, the aggregate amount of all Losses shall be recoverable from the Sellers.

     7.2.4     Maximum Liability

               Without prejudice to Clause 7.2.5, the aggregate liability of the Sellers under this Clause 7 shall not exceed that part of the Purchase Price which is held in escrow pursuant to Clause 3.3.

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     7.2.5     Fraud and Intentional Misconduct

               None of the limitations contained in this Clause 7.2 shall apply to any claim which arises or is increased as a consequence of fraud or intentional misconduct ("bedrog") by the Sellers (or by the Company on or before the Closing Date).

     7.2.6     Provisions in the Accounts

               The Sellers shall not be liable under this Clause 7 in respect of any claim if and to the extent that the matter giving rise to the claim is properly accounted for, provided for or referred to in the Annual Accounts or the Interim Accounts.

     7.2.7     Tax Savings arising from the Losses

               Any amount for which the Sellers would otherwise have been liable under this Clause 7 in respect of any Losses suffered by the Purchaser or the Company shall be reduced by the amount (if any) by which any tax for which the Purchaser or the Company would otherwise have been liable is actually reduced or extinguished as a result of the matter giving rise to such Losses, provided that such effective tax savings are made in respect of the taxable period in which such matter was taken into account in the Company's tax return.

     7.2.8     Insurance Proceeds

               (i) Any amount for which the Sellers would otherwise have been liable under this Clause 7 in respect of any Losses suffered by the Purchaser or the Company shall be reduced by the net amount of any insurance proceeds actually received by the Company in respect of such Losses.

               (ii) The net amount of such insurance proceeds shall be equal to the amount received by the Company, less (a) any reasonable costs and expenses incurred by the Company in respect of such insurance proceeds, and (b) the aggregate amount, if any, by which an independent insurance broker, jointly appointed by the Parties, estimates that the Company's premiums are likely to be increased during the two years following the making of the insurance claim.

7.3  Limitation of Purchaser's Liability

     7.3.1     Time Limitations and Notification of the Claim

               (i) The Purchaser shall not be liable under this Clause 7 in respect of any claim unless a notice of the claim (setting out in reasonable detail the grounds for such a claim and a first estimate of the amount claimed) is given by the Sellers to the Purchaser within three months after the Sellers became aware of such grounds and in any event within the earlier of (i) one year following the Closing Date or (ii) the date on which KPMG shall have delivered to the Purchaser the audited consolidated financial statements of the Purchaser for the year ending December 31, 2000.

--------------------------------------------------------------------------------

               (ii) Failure of the Sellers to notify the Purchaser of a claim known to the Sellers in the manner provided above shall not relieve the Purchaser of any liability it may have in respect of such a claim except to the extent that it has suffered a prejudice as a consequence of such failure.

     7.3.2     Minimum Claims

               (i) The Purchaser shall not be liable under this Clause 7 in respect of any claim arising from any single circumstance where the amount recoverable does not exceed BEF 1,000,000.

               (ii) For the purposes of this Clause 7.3.2, claims based on similar legal grounds shall be aggregated.

               (iii) Where the amount of the Loss exceeds BEF 1,000,000, subject as provided elsewhere in this Clause 7.3 (and in particular subject to Clause 7.3.3), the total amount shall be recoverable from the Purchaser.

     7.3.3     Aggregate Minimum Claims

               (i) The Purchaser shall not be liable under this Clause 7 in respect of any claim unless the aggregate amount for which the Purchaser would otherwise be liable (disregarding the provisions of this Clause 7.3.3) exceeds BEF 5,000,000.

               (ii) Where the aggregate amount exceeds BEF 5,000,000, subject as provided elsewhere in this Clause 7.3, the aggregate amount shall be recoverable from the Purchaser.

     7.3.4     Maximum Liability

               Without prejudice to Clause 7.3.5, the aggregate liability of the Purchaser under this Clause 7 shall not exceed USD 2,000,000.

     7.3.5     Fraud and Intentional Misconduct

               None of the limitations contained in this Clause 7.3 shall apply to any claim which arises or is increased as a consequence of fraud or intentional misconduct ("bedrog") by the Purchaser.

7.4  Claims by the Purchaser

     7.4.1 If the Purchaser becomes aware of any action, fact or event that may give rise to a claim against the Sellers under this Clause 7, the Purchaser shall give a notice to the Sellers in accordance with Section 2 of the Escrow Agreement, which Section shall apply to all matters relating to the resolution of such claim, subject only to the provisions of Clauses 7.1 (General Principles), 7.2 (Limitation of Sellers' Liability), 7.4.2 (Investigation by the Sellers) and 7.5 hereof (Third Party Claims).

--------------------------------------------------------------------------------

     7.4.2  Investigation by the Sellers

            In connection with any claim made by the Purchaser, the Purchaser shall, and shall cause the Company to:

            (i) allow the Sellers and their advisors to investigate the actions, facts or events alleged to give rise to such claim and whether and to what extent any Loss is payable in respect of such claim, provided that no such investigation shall unreasonably interfere with the Company's business; and

            (ii) give, subject to their being paid all reasonable costs and expenses, all such information and assistance to the Sellers and their advisors, including (a) access to the Company's premises and personnel, upon reasonable advance notice and during normal business hours, and (b) the right to examine and copy all such contracts, books and records, and other documents and data as the Sellers and their advisors may reasonably request, subject to the Sellers agreeing in such form as the Purchaser may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

7.5  Third Party Claims

     7.5.1 If the claim notified by the Purchaser to the Sellers in accordance with Clause 7.4 arises as a result of or in connection with a claim by or a liability to a third party (a "Third Party Claim") then:

            (i) the Purchaser shall, and shall cause the Company to, (a) consult with the Sellers as is reasonably practicable in relation to the conduct of any proceedings arising out of the Third Party Claim, and (b) ensure that Sellers' remarks shall be taken into account in so far as such remarks are reasonable; provided that all decisions in relation to such proceedings shall be made by the Purchaser or the Company;

            (ii) the Purchaser shall, and shall cause the Company to, inform the Sellers on a regular basis of the progress of such proceedings;

            (iii) no admission of liability shall be made by the Purchaser or the Company and the Third Party Claim shall not be settled without the Sellers' prior written consent, which consent may not be refused without a valid reason (especially in so far as disputes with clients of the Company are concerned); provided that, in any event, Sellers' prior written consent shall not be required if such admission of liability or settlement is in the legitimate commercial or corporate interests ("vennootschaps-belang") of the Company, and the legitimate interests of the Sellers have been taken into consideration in a balanced way.

     7.5.2 In any event, the Purchaser or the Company shall be allowed to make any admission of liability or enter into any settlement agreement as they consider appropriate without the prior written consent of the Sellers' if the Sellers fail to assert their rights in accordance with Clause 7.5.1(iii) within fifteen days from the date of any notification by the Purchaser or the Company to the Sellers of the envisaged admission of liability or settlement.

     7.5.3 At the Purchaser's request, the Sellers shall appoint a representative authorized to represent all of them in the consultations foreseen in this Clause 7.5.

8    Covenants of the Parties Extending after the Closing Date

8.1  Further Assurances

     The Parties agree and undertake to furnish to each other such further information, to execute such other documents, and to do such other things (before or after the Closing Date), as the other Party may reasonably request for the purposes of carrying out the intent of this Agreement.

8.2  Confidential Nature of this Agreement and Announcements

     8.2.1 The existence, subject matter and contents of this Agreement are confidential.

     8.2.2  Subject to Schedule 8.2.2, each Party is prohibited from disclosing
                       --------------
            all or any part of this Agreement or even its existence at any time, and no announcement in connection with the existence or the subject matter of this Agreement (including any announcement to the Company's employees, customers or suppliers) shall be made, without the express prior written consent of all Parties (which consent shall not be unreasonably withheld or delayed), except:

            (i) in the event that either Party seeks indemnification or any other remedy from the other Party under this Agreement in any proceedings, insofar as the use of such information is strictly necessary for the proceedings; or

            (ii) to the extent strictly necessary in order to allow either Party to comply with any legal requirement to make any announcement or to provide information to any public authority (including without limitation the U.S. SEC and NASDAQ), provided, however, that such Party shall consult with the other Parties before complying with such an obligation.

     8.2.3 For the avoidance of doubt, the Parties agree that the existence of this Agreement shall no longer be of a confidential nature, once an announcement has been in compliance with this Clause 8.2.

     8.2.4  Subject to Schedule 8.2.2, the Parties shall consult with each other
                       --------------
            concerning the means by which the Company's employees, customers, and suppliers and others having dealings with the Company shall be informed of this Agreement, and the Purchaser shall have the right, at its request, to be present when any such communication is made.

     8.2.5 The Parties shall take all reasonable actions to ensure that no accidental or unauthorized disclosure of confidential information occurs.

     8.2.6 If the Closing does not take place, the Purchaser shall return to the Sellers all written information (and copies thereof) stamped as "confidential" when originally furnished by the Sellers or the Company in connection with this Agreement.

8.3  Confidential Information of the Company

     Each of the Sellers severally but not jointly agrees and undertakes to keep in confidence any information relating to the business and affairs of the Company (including any and all trade secrets, technical information on the Company's products, customer lists, price lists, financial projections and budgets, employees' salaries and other information concerning the personnel) and not to disclose such information to any third party at any time, unless and to the extent that such information is or becomes generally known to and available for use by the public other than as a result of the Sellers' fault or the fault of any other person bound by a duty of confidentiality to the Purchaser or the Company.

8.4  Non-Competition and Non-Solicitation

     8.4.1 Each of the Managing Sellers and Jos Verjans severally but not jointly agrees and undertakes not to do any of the things set out in Clause 8.4.2, for a period of two years as from the Closing Date (the "Non-Compete Period"), except with the Purchaser's prior written consent (which consent shall not be unreasonably delayed), regardless of whether the Seller is acting:

            (i) for himself or on behalf of any individual, company or other legal entity;

            (ii)  alone or in conjunction with any other person;

            (iii) in his own capacity or as a director, manager, partner or shareholder of any company or other legal entity, or as an employee, consultant or agent of any individual, company or other legal entity;

            (iv) directly or indirectly through agents, intermediaries, Affiliated Companies or any other individual, company, legal entity or other vehicle (including any joint venture); or

            (v)   in any other capacity and in any other manner whatsoever.

     8.4.2 Pursuant to Clause 8.4.1, each of the Managing Sellers and Jos Verjans shall refrain from participating in any business which is competitive with the business of the Company as a designer of semiconductors for the broad band, telecommunications and datacommunications markets.

     8.4.3 Each of the Sellers severally but not jointly agrees and undertakes not to do any of the things set out in Clause 8.4.4, for a period of two years as from the Closing Date (the "Non-Solicitation Period"), except with the Purchaser's prior written consent (which consent shall not be unreasonably delayed), regardless of whether the Seller is acting:

            (i) for himself or on behalf of any individual, company or other legal entity;

            (ii)  alone or in conjunction with any other person;

            (iii) in his own capacity or as a director, manager, partner or shareholder of any company or other legal entity, or as an employee, consultant or agent of any individual, company or other legal entity;

            (iv) directly or indirectly through agents, intermediaries, Affiliated Companies or any other individual, company, legal entity or other vehicle (including any joint venture); or

            (v)   in any other capacity and in any other manner whatsoever.

     8.4.4  Pursuant to Clause 8.4.3, each of the Sellers shall refrain from:

            (i) inducing or attempting to induce any person who is or, at any time, was a customer, supplier or other business relation of the Company to cease doing business with the Company, to materially reduce its business with the Company or to do business with the Company on less favorable terms, or in any way interfering with the relationship between the Company and any of its customers, suppliers or other business relations;

            (ii) inducing or attempting to induce any prospective customer of the Company not to do business with the Company;

            (iii) inducing or attempting to induce any employee of the Company
                  (other than employees at a secretarial level) to leave his employ with the Company, regardless of whether such employee would commit a breach of contract by leaving his employ, or in any way interfering with the relationship between the Company and any of its employees;

            (iv) employing (or otherwise engaging as an independent contractor or in any other capacity) any employee of the Company or any person who was an employee of the Company at any time during the Non-Solicitation Period, other than (a) employees at a secretarial level and (b) employees who have been laid off by the Company in the absence of a cause ("dringende reden");

            (v) inducing or attempting to induce any director of the Company or any person having a consultancy or similar agreement with the Company to leave his position with the Company or to terminate his agreement with the Company, or in any way interfering with the relationship between the Company and any of its directors or any of the persons referred to in this paragraph.

     8.4.5  Notwithstanding the foregoing, it is agreed that the Sellers may:

            (i) continue to hold the shareholdings that are set out next to their names in Schedule 8.4.5 and vote these shares at any
                                 --------------
                  shareholders' meeting as they see fit; and

            (ii) acquire shares in any publicly listed company whose business is competing with that of the Company up to a maximum of 10% of the issued shares in such listed company and vote these shares at any shareholders' meeting as they see fit.

            Furthermore, the Purchaser acknowledges that Mr. Jos Verjans is chairman, chief executive officer, president and /or minority shareholder of ICOS Vision Systems N.V. and of ICOS Vision Systems Corporation N.V. It is also acknowledged that these companies do not engage in activities that are considered competitive with the activities referred to in Clause 8.4.2; however, either of these two companies could take actions that are not compatible with the non-solicitation provisions of Clause 8.4.4. Therefore, and for the avoidance of doubt, it is hereby agreed that any such actions by either of the aforementioned companies will not be attributable to Mr. Jos Verjans and will not give rise to claims against Mr. Jos Verjans under this Clause 8.4 provided that Mr. Jos Verjans in any capacity whatsoever does not vote in favor of any such actions, does not recommend or otherwise approve such actions and recuses himself from any such actions.

            Furthermore, the Purchaser acknowledges that K.U. Leuven and V.I.V. now and in the future may hold shares and be a director in companies that could take actions that are not compatible with the non-solicitation provisions of Clause 8.4.4. Therefore, and for the avoidance of doubt, it is hereby agreed that any such actions by such companies will not be attributable to K.U. Leuven or V.I.V. and will not give rise to claims against K.U. Leuven or V.I.V. under this Clause 8.4 provided that K.U. Leuven and V.I.V. in any capacity whatsoever do not vote in favor of any such actions, do not recommend or otherwise approve such actions.

     8.4.6 If the employment agreement of any of the Managing Sellers is terminated by the Company other than for cause ("dringende reden"), the Non-Compete Period and the Non-Solicitation Period will be reduced to one year from the Closing Date as far as such Managing Seller is concerned.

     8.4.7 The non-compete and non-solicitation covenants set out in this Clause 8.4 are geographically limited to the Benelux, Israel and the U.S.

     8.4.8 If the Purchaser becomes aware of any infringement of the provisions of this Clause 8.4 by a Seller, the Purchaser shall give a notice to such Seller enjoining him to cease any such infringement within fifteen days. In case of failure to comply with this injunction, such Seller shall pay to the Purchaser damages ("schadevergoeding") whose amount is hereby agreed by the Parties as a lump sum of BEF 5,000,000, to be increased with BEF 200,000 for each day, or part of a day, that such infringement continues 15 days after the above-mentioned notice has been given by the Purchaser, without prejudice to the Purchaser's right to claim additional damages, if it can establish that it has incurred a loss ("schade") exceeding the above amounts.

     8.4.9 The Sellers acknowledge that the provisions of this Clause 8.4 are reasonable and necessary to protect the legitimate interests of the Purchaser. However, if any of the provisions of this Clause 8.4 shall ever be held to exceed the limitations in duration, geographical area or scope, or other limitations imposed by applicable law, they shall not be nullified but the Parties shall be deemed to have agreed to such provisions that conform with the maximum permitted by applicable law, and any provision of this Clause 8.4 exceeding such limitations shall be automatically reformed accordingly.

8.5  Release of Directors' Liability

    The Purchaser agrees and undertakes to vote at the Company's Annual General Meeting relating to the business years ending on March 31, 2000 and March 31, 2001 all Shares in favor of a resolution releasing the Company's directors who resigned on the Closing Date from any liability arising from the performance of their duties.

                                                                  Execution Copy
                                                                  --------------

9    Miscellaneous

9.1  Amendments and Waivers

     9.1.1 No amendment of this Agreement shall be effective unless in writing and signed by duly authorized representatives of all Parties.

     9.1.2 No failure or delay of a Party to exercise any right or remedy under this Agreement shall be considered a final waiver of (i) such right or remedy or (ii) any other right and remedy under this Agreement'.

     9.1.3 Except as provided otherwise herein, no waiver shall be effective unless given in writing and signed by a duly authorized representative of the Party giving the waiver.

9.2  Appointment of Managing Sellers' Representative

     The Managing Sellers hereby irrevocably appoint Mr. Ivo Vandeweerd, who accepts this appointment, as their attorney-in-fact ("mandataire" / "lasthebber") to give and receive all notices (but not to give any consent, to settle any dispute, to exercise any of the rights or to fulfill any obligation of the Managing Sellers under this Agreement). The attorney-in-fact shall not have any powers, however, in so far as a breach of the post-Closing covenants set out in Clause 8 are concerned.

9.3  Notices

     9.3.1 Any notice in connection with this Agreement must be in writing in English and shall be validly given with respect to each Party if:

            (i) delivered by hand (with written confirmation of receipt) to the persons listed hereinafter;

            (ii) sent by fax (with confirmation received by registered mail or an internationally recognized overnight delivery service within three business days) to the fax numbers and addresses set out hereinafter; or

            (iii) sent by registered mail or an internationally recognized overnight delivery service to the addresses set out hereinafter;

            or to such other addressee, fax number or address as a Party may notify to the other Parties in accordance with this Clause 9.3.

If to the Managing       Name:         Ivo Vandeweerd
------------------
Sellers:
-------
                         Address:      Vuurkruisenlaan 1, 3500 Hasselt, Belgium

                         Fax number:   +32-16-395.619

                         Copy:         Dirk Callaerts

                         Adress:       Hoevestraat 13, 3110 Rotselaar Belgium

                         Fax number:   +32-3-383.5569


If to K.U. Leuven:       Name:         K.U. Leuven
-----------------
                         Address:      Groot Begijnhof, Benedenstraat 59, 3000
                                       Leuven , Belgium

                         Attention:    Professor Koenraad Debackere

                         Fax number:   +32-16-32.65.15

If to V.I.V.:            Name:         VLAAMSE INVESTERINGS-VENNOOTSCHAP N.V.
------------                           (V.I.V.)

                         Address:      Bollebergen 2A, 9052 Zwijnaarde, Belgium

                         Attention:    The Board of Directors

                         Fax number:   +32-9-221.3469


If to Jos Verjans:       Name:         Jos Verjans
-----------------
                         Address:      Leming 99, 3220 Holsbeek, Belgium

                         Fax number:   +32-16-252.961


If to Purchaser:         Name:         TranSwitch Corporation
---------------
                         Address:      3 Enterprise Drive, Shelton, CT 06484,
                                       U.S.A.

                         Attention:    Robert Pico

                         Copy:         George McKinnis

                         Fax number:   +203-926-9453

     9.3.2 Any notice shall be effective upon receipt and shall be deemed to have been received:

            (i) at the time of delivery, if delivered by hand or overnight delivery service;

            (ii) on the next working day in the place to which it is sent, if sent by fax (provided, however, that if no confirmation is received within three business days, the notice shall be deemed to have been received on the date such confirmation is received);

            (iii) on the first working day following the date of posting if sent by registered mail, provided both the sender and the addressee reside in Belgium; or

            (iv) three business days (in the place to which it is sent) following the date of posting if sent by registered mail when either the sender or the addressee does not reside in Belgium.

9.4  Interest

     Interest shall accrue automatically (without any formal notice to pay being required) on any overdue amount under this Agreement at the Belgian legal rate from the due date up to the date of payment.

9.5  Assignment of Rights and Obligations

     9.5.1 Neither Party may assign all or part of its rights and obligations under this Agreement to any third party (through a sale, a capital contribution, a donation, or any similar transaction) without the express prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed). As long as such consent has not been obtained, the assigning Party shall continue to be liable for all obligations that it purported to assign (without prejudice to any other right or remedy that the other Parties may have for breach of this Clause 9.5.1).

     9.5.2 Subject to the restrictions set out in this Clause 9.5, the provisions of this Agreement shall inure to the benefit of and shall be binding upon the Parties and their respective heirs, successors and assigns.

9.6  Costs

     Each Party shall bear all costs and expenses (including legal, accounting, broker and investment banking costs and expenses) incurred by it in connection with the preparation, negotiation, execution and performance of this Agreement.

9.7  Severability

     9.7.1 If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, such provision shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

      9.7.2 If such illegal, invalid or unenforceable provision affects the entire nature of this Agreement, each Party shall use its best efforts to immediately negotiate in good faith a legally valid replacement provision.

9.8   Entire Agreement

      9.8.1 This Agreement (along with the documents referred to therein) contains the entire agreement between the Parties with respect to the matters to which it refers and contains everything the Parties have negotiated and agreed upon within the framework of this Agreement.

      9.8.2 It replaces and annuls any agreement, communication, offer, proposal, or correspondence, oral or written, exchanged or concluded between the Parties relating to the same subject matter.

9.9   Governing Law

      This Agreement shall be governed by and construed in accordance with Belgian law. For the avoidance of doubt, the Escrow Agreement, the Registration Rights Agreement and the Employment Agreements referred to in this Agreement shall be governed by the law specified in such agreements.

9.10  Arbitration

      9.10.1 All disputes arising out of or in connection with this Agreement, that the Parties are unable to settle amicably, shall be finally settled under the CEPANI Rules of Arbitration, without prejudice to the arbitration provisions in the Escrow Agreement.

      9.10.2  The arbitration panel shall be composed of three arbitrators.

      9.10.3 The arbitration shall be held in Brussels. The proceedings and award shall be in the English language.

9.11  Counterparts

      This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same instrument.

Done in Brussels, on May 9, 2000, in nine originals. Each party acknowledges receipt of its own original. One original has been delivered to State Street Bank and Trust Company as Escrow Agent.




/s/ Ivo Vandeweerd
------------------------------
K.U. Leuven
Name:     Ivo Vandeweerd
Title:    Attorney-in-fact





/s/ Ivo Vandeweerd                         /s/ Ivo Vandeweerd
------------------------------             -----------------------------------
Dr. Dirk Callaerts                         Jan Decaluwe
Represented by: Ivo Vandeweerd, as         Represented by: Ivo Vandeweerd, as
Attorney-in-fact                           Attorney-in-fact





/s/ Ivo Vandeweerd                         /s/ Ivo Vandeweerd
------------------------------             -----------------------------------
Dr. Ivo Vandeweerd                         Jan Zegers
                                           Represented by: Ivo Vandeweerd, as
                                           Attorney-in-fact

/s/ Ivo Vandeweerd                         /s/ Ivo Vandeweerd
------------------------------             -----------------------------------
V.I.V.                                     Dr. Jos Verjans
Name:   Ivo Vandeweerd                     Represented by Ivo Vandeweerd, as
Title:  Attorney-in-fact                   Attorney-in-fact






/s/ Robert Pico
------------------------------
TranSwitch Corporation
Name:   Robert Pico
Title:  Vice-President Business
        Development - Attorney-in-fact

                               Table of Contents
                               -----------------

1    Definitions and Interpretation.................................   2

1.1  Definitions....................................................   2
1.2  Interpretation.................................................   4

2    Sale and Purchase of the Shares................................   5

2.1  The Shares.....................................................   5
2.2  Rights Attaching to the Shares (Dividend Rights)...............   6
2.3  Preemption Rights..............................................   6

3    Purchase Price.................................................   6

3.1  Aggregate Purchase Price.......................................   6
3.2  Payment of the Purchase Price..................................   6
3.3  Escrow.........................................................   7
3.4  Selling Restrictions on the Shares of TranSwitch Common Stock..   7
3.5  Accounting Treatment...........................................   7

4    Closing........................................................   7

4.1  Date and Place.................................................   7
4.2  Pre-Closing Actions............................................   8
4.3  Obligations of the Sellers on the Closing Date.................   8
4.4  Obligations of the Purchaser on the Closing Date...............   8
4.5  Post-Closing Delivery of the Sellers...........................   9

5    Representations of the Sellers.................................   9

5.1  General Principles.............................................   9
5.2  Sellers' Disclosures...........................................   9

6    Representations of the Purchaser...............................   9

7    Indemnification................................................  10

7.1  General Principles.............................................  10
7.2  Limitation of Sellers' Liability...............................  11
7.3  Limitation of Purchaser's Liability............................  12
7.4  Claims by the Purchaser........................................  13
7.5  Third Party Claims.............................................  14

8    Covenants of the Parties Extending after the Closing Date......  15

8.1  Further Assurances.............................................  15
8.2  Confidential Nature of this Agreement and Announcements........  15
8.3  Confidential Information of the Company........................  16
8.4  Non-Competition and Non-Solicitation...........................  16
8.5  Release of Directors' Liability................................  18

9    Miscellaneous..................................................  19

9.1  Amendments and Waivers.........................................  19
9.2  Appointment of Managing Sellers' Representative................  19
9.3  Notices........................................................  19
9.4  Interest.......................................................  21
9.5  Assignment of Rights and Obligations...........................  21
9.6  Costs..........................................................  21
9.7  Severability...................................................  21
9.8  Entire Agreement...............................................  22
9.9  Governing Law..................................................  22
9.10 Arbitration....................................................  22
9.11 Counterparts...................................................  22

                               List of Schedules
                               -----------------

Schedule 3.1.1(i):     Calculation of the average closing price of the
-----------------
                       TranSwitch Common Stock

Schedule 3.1.1(ii):    Allocation of the aggregate Purchase Price among the
-----------------
                       Sellers

Schedule 4.5:          Form of receipt for shares of TranSwitch Common Stock
------------

Schedule 5:            Sellers' Representations
----------

Schedule 6:            Purchaser's Representations
----------

Schedule 8.2.2:        Waiver concerning non-disclosure obligations
--------------

Schedule 8.4.5:        Shares held by the Sellers in competing companies
--------------



                           List of Closing Documents
                           -------------------------

Clause 4.2.1:            Final invoices for the transaction costs or
                         confirmation of final amounts of fees and expenses

Clause 4.2.2:            Pooling letter from Purchaser's accountants

Clause 4.3.1:            Company's share register

Clause 4.3.2:            Escrow Agreement

                         Registration Rights Agreement

                         Pooling letter from Sellers' accountants

                         Sellers' releases

                         Letters of resignation of Company's directors

                         Amendments to Employment Agreements of the Company's employees

                         Opinion from Sellers' legal counsel concerning HSR filing

Clause 4.3.3:            Employment Agreements of the Managing Sellers

Clause 4.4.1:            Irrevocable letter of instruction to the Purchaser's
                         stock transfer agent

Clause 4.4.3:            Receipt for the Shares

Clause 4.4.4:            Minutes of the Company's EGM (to include name and home
                         address of the new directors of the Company)